IRVINE VENTURE LAW FIRM, LLP
ATTORNEYS AT LAW
5 HUTTON CENTRE DRIVE
SUITE 1400
SANTA ANA, CALIFORNIA 92707
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799

November 19, 2009

By EDGAR
Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Hartman Short Term Income Properties XX, Inc. File No. 333-154750

Dear Mr. Dang:

As we discussed, we are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated November 17, 2009.  The pre-effective amendment number 9 to the Form S-11A has been filed concurrently through the EDGAR filing system.  The numbers in this letter correspond to your numbered comments.

Policy with Respect to Leverage, page 10

1.
Please revise the disclosure in your prospectus summary to reflect the additional details of your borrowing policy as described in the second paragraph on page 88. Specifically, please disclose that your policy of limiting leverage to 50% of the value of your real property will apply only after you have ceased raising capital under this or any subsequent offering and invested substantially all of your capital. In addition, please disclose in the summary that you intend to adhere to your policy limiting total leverage to 300% of the net value of our assets, even during the offering period, consistent with the disclosure on page 88.

1.            We have conformed the disclosure in the summary under the heading “Policy with Respect to Leverage” regarding the issuer’s borrowings to the disclosure on page 88.  In both cases, we now state that our charter limits debt to 300% of the net value of our assets consistent with the NASAA REIT Guidelines.

Management Compensation, page 69

Duc Dang, Esq.
Securities and Exchange Commission
November 19, 2009

2.
We note your response to comment 1 from our letter dated October 5, 2009; however, we continue to believe that disclosure of the amount of fees based on the maximum permissible leverage - in addition to the disclosure already provided - is appropriate. Section 10.4(e) of your charter, filed with your most recent amendment on October 26, 2009, continues to state that your maximum leverage shall not exceed 300% of your net assets. In addition, we note that footnote (5) states that the board policy of 50% maximum leverage will not apply until you have ceased raising capital under this offering or any subsequent offering. Please revise your disclosure to reflect the current maximum leverage limitation in your charter.

2.
In response to this comment, we have clarified the disclosure on pages 16, 17, 70, 71 and 74 to show the fees to the sponsor’s affiliates based on leverage of 75% of the aggregate value of  the issuer’s real property assets.

3.
We note the disclosure in footnote (5) that your policy limits leverage at 50% of the aggregate value of all your property and at 50% of net assets, Please note that 50% of aggregate value and net assets are actually two different figures. Please revise to reconcile these two statements.

3.            We have corrected the first sentence of the second paragraph of the disclosure in note (5) on page 74 to read, “the maximum amount of our indebtedness shall not exceed 300% of the aggregate value of our net assets.”

Table I, page A-2

4.	Please revise to reinsert the acquisition cost figures for Hartman Commercial Properties REIT.

4.            We have reinserted the two missing acquisition cost percentages from the column for Hartman Commercial Properties REIT (now Whitestone REIT) in prior performance table I.

Table II, page A-3

5.
Please expand the table to include a separate column showing aggregate payments to the sponsor in the most recent three years from all other programs and indicate the number of programs involved. Refer to Instruction 1 to Table II in Industry Guide 5.

5.            Instruction 1 to Industry Guide 5, Table II, requires a separate column disclosing aggregate payments to the sponsor in the most recent three years from all other programs.  We have added an “Other Programs” column to Table II.

Duc Dang, Esq.
Securities and Exchange Commission
November 19, 2009

Exhibits

6.
We note that exhibit 3.1, your charter, is one long series of separate jpeg images. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file your charter in one of the correct document formats.

6.            We regret the manner in which exhibit 3.1 was filed on EDGAR.  We have discussed the matter with the printer and believe that the problem has been remedied with the concurrently filed Pre-effective Amendment No. 9.

In addition, we are filing a revised legal opinion with this amendment to reflect that we now anticipate that the issuer will first qualify as a REIT for tax purposes for the 2010 year.  We are also filing the Advisory Agreement and the Property Management Agreement.

In response to a state blue sky comment, we have added the volume discount table appearing on page 129 of the enclosed S-11A.   That volume discount table appeared in the originally filed S-11, but was removed.

You will also note that the issuer has made the decision to first qualify as a REIT for the year ending December 31, 2010.  We also made changes to the subscription agreement to address the comments of Blue Sky regulators.

Please call the undersigned with any questions or concerns as you review the S-11A.  We are hopeful that all comments are now clear and hope to be in touch with you in the next few days to discuss acceleration.

Very truly yours, IRVINE VENTURE LAW FIRM, LLP Michael E. Shaff

cc:           Mr. Allen Hartman